Exhibit 99.1

ViRexx Medical Corp.
(a development stage company)

Interim Consolidated Financial Statements
September 30, 2005
(expressed in Canadian dollars)

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheet

(expressed in Canadian dollars)

	September 30, 2005 $ (Unaudited)	December 31, 2004 $ (Restated - Note 3)

Assets

Current assets
Cash and cash equivalents	8,319,266	9,462,988
Restricted cash	257,120	659,000
Accounts receivable	-	18,527
Goods and services tax recoverable	44,986	94,903
Prepaid expenses and deposits	197,349	383,143

	8,818,721	10,618,561

Property and equipment	561,869	533,202

Acquired intellectual property rights	32,575,639	34,570,682

	41,956,229	45,722,445

Liabilities

Current liabilities
Accounts payable and accrued liabilities	599,818	744,805
Convertible debenture (note 5)	234,130	1,037,106

	833,948	1,781,911

Future income taxes	4,808,257	6,749,947

	5,642,205	8,531,858

Shareholders’ Equity

Share capital (note 4)	47,418,380	42,371,313

Contributed surplus	3,298,436	3,010,575

Equity component of convertible debenture	22,990	59,118

Deficit accumulated during development stage	(14,425,782)	(8,250,419)

	36,314,024	37,190,587

	41,956,229	45,722,445

Approved by the Board of Directors

Director	Director

(1)

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Deficit

(expressed in Canadian dollars)

	Three-month period ended		Nine-month period ended

	September 30, 2005 $ (Unaudited)	September 30, 2004 $ (Restated - Note 3) (Unaudited)	September 30, 2005 $ (Unaudited)	September 30, 2004 $ (Restated - Note 3) (Unaudited)

Balance - Beginning of period

As previously reported	(12,069,568)	(5,863,310)	(8,233,762)	(3,857,886)
Accounting changes (note 3)	-	(72,552)	(16,657)	(734,773)

As restated	(12,069,568)	(5,935,862)	(8,250,419)	(4,592,659)
Premium on repurchase of shares (note 4)	(351,023)	-	(458,662)	-
Net loss for the period	(2,005,191)	(962,987)	(5,716,701)	(2,306,190)

Balance - End of period	(14,425,782)	(6,898,849)	(14,425,782)	(6,898,849)

(2)

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Loss

(expressed in Canadian dollars)

	Three-month period ended		Nine-month period ended

	September 30, 2005 $ (Unaudited)	September 30, 2004 $ (Restated - Note 3) (Unaudited)	September 30, 2005 $ (Unaudited)	September 30, 2004 $ (Restated - Note 3) (Unaudited)

Revenue	-	-	-	-

Operating expenses
Research and development	1,290,690	598,517	3,279,150	1,178,263
Corporate administration	716,737	389,672	2,325,743	1,134,976
Depreciation and amortization	700,597	12,717	2,088,113	34,296
Debenture interest	18,732	16,235	95,201	47,359
Interest income	(63,443)	(41,911)	(169,729)	(76,382)
Loss (gain) on foreign exchange	5,729	(4,361)	43,644	(1,870)
Other income	(3,731)	(7,882)	(3,731)	(10,452)

	2,665,311	962,987	7,658,391	2,306,190

Loss before income taxes	(2,665,311)	(962,987)	(7,658,391)	(2,306,190)

Income taxes recovery	660,120	-	1,941,690	-

Net loss for the period	(2,005,191)	(962,987)	(5,716,701)	(2,306,190)

	$	$	$	$

Basic and diluted loss per share	(0.04)	(0.04)	(0.10)	(0.09)

	#	#	#	#

Weighted average number of common shares outstanding	55,557,264	27,005,500	54,877,238	26,420,165

(3)

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

	Three-month period ended		Nine-month period ended

	September 30, 2005 $ (Unaudited)	September 30, 2004 $ (Unaudited)	September 30, 2005 $ (Unaudited)	September 30, 2004 $ (Unaudited)

Cash provided by (used in)

Cash flows from operating activities
Cash receipts from grants and other	6,494	88,969	164,924	544,430
Cash paid to suppliers and employees	(1,742,797)	(1,053,086)	(5,152,498)	(3,746,211)
Interest received	63,443	41,911	169,729	76,382

	(1,672,860)	(922,206)	(4,817,845)	(3,125,399)

Financing activities
Amounts due to related parties	-	-	-	(35,341)
Repayment of convertible debenture and accrued interest	(218,044)	-	(324,625)	(3,667)
Restricted cash	(257,120)	-	(257,120)	-
Issuance of share capital	4,142,790	-	5,805,754	8,805,500
Repurchase of shares	(1,413,000)	-	(1,718,222)	-
Share issuance costs	(291,490)	(2,701)	(326,592)	(890,291)

	1,963,136	(2,701)	3,179,195	7,876,201

Investment activities
Acquisition of property and equipment	(38,259)	(3,708)	(130,505)	(55,119)
Proceeds on sale of property and equipment	-	-	10,077	-

	(38,259)	(3,708)	(120,428)	(55,119)

Foreign exchange loss on cash held in foreign currency	(12,568)	4,360	(43,644)	1,870

(Decrease) increase in cash and cash equivalents	239,449	(924,255)	(1,802,722)	4,697,553

Cash and cash equivalents - Beginning of period	8,079,817	8,330,407	10,121,988	2,708,599

Cash and cash equivalents - End of period	8,319,266	7,406,152	8,319,266	7,406,152

Cash and cash equivalents comprised
Cash on deposit	357,932	2,786	357,932	2,786
Short-term investments and deposits	7,961,334	7,403,366	7,961,334	7,403,366

	8,319,266	7,406,152	8,319,266	7,406,152

(4)

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements September 30, 2005

(expressed in Canadian dollars)

1	Nature of business

ViRexx Medical Corp. (the “Company”) amalgamated under the Business Corporations Act is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B & C and solid tumors.

On December 10, 2004, pursuant to a plan of arrangement, the Company acquired all of the outstanding shares of AltaRex Medical Corp. (“AltaRex”) by issuing one-half of one common share in exchange for each issued share of AltaRex. Following the acquisition, the Company became listed on the Toronto Stock Exchange.

2	Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2004. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2004.

3	Accounting changes

Effective January 1, 2004, the Company became subject to additional requirements of Section 3870 of the CICA Handbook with respect to accounting and disclosure for stock-based compensation. As such, new awards of stock options granted to employees made on or after January 1, 2004 are accounted for in accordance with the fair value method and result in compensation expense. The expense is recognized in income over the service period of the employee to whom the option was granted. Any consideration paid on the exercise of stock options is credited to share capital. Previously, the Company did not record any compensation expense upon the issuance of stock options to employees. This change in recording the fair value of awards has been accounted for on a retroactive basis without restatement of prior periods. For awards granted after January 1, 2002 and prior to January 1, 2004, the Company has increased the opening deficit and contributed surplus by $734,773.

(5)

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements September 30, 2005

(expressed in Canadian dollars)

Effective January 1, 2004, the Company wrote off the carrying value of capitalized costs incurred on patents and trademarks to reflect the uncertainty associated with any future economic benefit. This was accounted for retroactively and the prior year’s financial statements were restated. This did not represent a change in accounting policy and the impact of the write down should have been reflected in the year ended December 31, 2004. The financial statements were restated in the last quarter of 2004 to reflect this treatment. The impact of this accounting change is an increase net loss by $170,093 and $243,165 for the three and nine months period ended September 30, 2004; and a $72,552 increase in the deficit as of July 1, 2004.

The acquisition of AltaRex in 2004 was originally treated as the acquisition of a business and accounted for in accordance with CICA 1581 Business Combinations. It was subsequently determined that AltaRex did not meet the definition of a business as described in EIC 124 and therefore this transaction should have been accounted for as a purchase of assets. Financial statements for the year ended December 31, 2004 have been restated to reflect this treatment. The impact of this accounting change is a $7,282,832 increase in acquired intellectual property rights; a $6,065,718 decrease in goodwill; a $684,229 increase in future income taxes payable; a $568,859 increase in share capital and a $19,317 decrease in convertible debentures payable at December 31, 2004.

4	Share capital

a)	Common shares

The Company is authorized to issue an unlimited number of common shares. A summary of transactions during the period is outlined below:

	Common shares

	#	$

Balance - December 31, 2004 (restated)	53,276,477	42,371,313
Repurchased	(1,580,800)	(1,259,560)
Exercise of stock options	150,218	159,397
Exercise of warrants	2,066,875	1,746,875
Issuance of common shares	4,695,775	4,726,946
Share issuance costs	-	(326,591)

Balance -September 30, 2005	58,608,545	47,418,380

(6)

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements September 30, 2005

(expressed in Canadian dollars)

2005 Transactions

On September 7, 2005 the Company completed a brokered private placement of 4,035,665 units for gross proceeds of $4,035,665. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of Cdn $1.20 for a period of 2 years. The broker for the private placement, Montex Exploration Inc. (“Montex”), received cash of 7% of the gross proceeds and 403,567 broker warrants as a commission. Each broker warrant entitles Montex to acquire one common share of the Company for $1.20 per share until September 9, 2007.

Normal Course Issuer Bid

On December 21, 2004, the Company received approval for a Normal Course Issuer Bid allowing the Company to repurchase up to 2,663,823 common shares during the period from December 23, 2004 to December 22, 2005, at the market price at the time of purchase. The Company repurchased 1,580,800 common shares at a weighted average price of $1.09 per share for the period from January 1, 2005 to September 30, 2005, which resulted in a charge of $1,259,560 to share capital and a charge of $458,662 to the deficit.

b)	Stock options

The Company’s stock option plan (the “Plan”) permits the issuance of stock options equivalent to 8,256,000 common shares. The Company has granted 6,462,386 stock options under the Plan of which 6,120,200 were outstanding and 5,310,500 were exercisable at September 30, 2005. The expiry date of outstanding stock options range from December 16, 2005 to April 13, 2015. A summary of transactions during the period is outlined below:

	Stock options #	Weighted average exercise price $

Balance - December 31, 2004	6,369,168	0.84

Granted	80,000	1.42
Expired	(178,750)	3.90
Exercised	(150,218)	0.82

Balance - September 30, 2005	6,120,200	0.75

In addition to the above, on February 1, 2005 the Company granted 300,000 stock options as an inducement to an individual to join the Company as an officer. The options are exercisable at $1.17 per share and expire on February 1, 2015. These options were not issued under the Plan. One-third of these options vested immediately and the remaining options will vest over a period of two years.

(7)

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements September 30, 2005

(expressed in Canadian dollars)

No stock options were granted during the three month period ended September 30, 2005. Stock-based compensation expense recorded for the three and nine-month periods ended September 30, 2005 was $18,385 and $324,044, respectively.

c)	Warrants

As at September 30, 2005, the Company had 12,935,519 warrants outstanding at a weighted average exercise price of $1.10. The expiry date of outstanding warrants range from October 14, 2005 to September 9, 2007. A summary of transactions during the period is outlined below:

	Warrants #	Weighted average exercise price $

Balance - December 31, 2004	12,543,095	1.06

Granted	2,459,299	1.20
Exercised	(2,066,875)	0.85

Balance - September 30, 2005	12,935,519	1.10

Subsequent to September 30, 2005, 9,886,270 warrants expired on October 14, 2005.

5	Convertible Debenture

	As of September 30,	As of December 31,
	2005	2004
	$	$
United Note Payable	-	502,215
Canadian dollar convertible debentures	175,000	450,000
Accrued interest	36,140	144,009
Equity component	(22,990)	(59,118)
	234,130	1,037,106

On August 15, 2002, United Therapeutics was issued a note payable (the “United Note Payable”) in exchange for proceeds of US$433,310 and was secured by the intellectual property of the AIT™ Platform. Interest was paid on the United Note Payable quarterly at 6% per annum. On August 23, 2005 the United Note Payable principal balance was converted into 485,300 common shares of the Company at a price of Cdn $1.07 per share.

(8)

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements September 30, 2005

(expressed in Canadian dollars)
On September 20, 2002, the Company issued three convertible debentures (“Convertible Debenture”) totaling $685,000 bearing interest at 12% per annum, accrued monthly, payable September 20, 2005. The debentures were secured by a specific charge and against the T-ACT™ Technology patents. The debentures were convertible, at the option of the holder, into common shares of the Company at any time prior to September 20, 2005. In 2003, $235,000 of these debentures was converted to common shares. As at September 30, 2005 the Company redeemed $225,000 of principal plus accrued interest of $99,625.and converted $50,000 plus accrued interest of $22,010 into 75,800 common shares of the Company at a price of Cdn $0.95 per share. Pending resolution, a principal balance of $175,000 remained outstanding as at September 30, 2005.

(9)